

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 8, 2008

Mr. Paul Parisotto
President and Chief Executive Officer
Blacksands Petroleum, Inc.
401 Bay Street, Suite 2700
Toronto, Ontario M5H 2Y4
Canada

>   **Re: Blacksands Petroleum, Inc.**
>   **Form 10-KSB for Fiscal Year Ended October 31, 2007**
>   **Filed January 29, 2008**
>   **Form 10-Q for Quarterly Period Ended January 31, 2008**
>   **Filed March 24, 2008**
>   **Response Letter Dated May 15, 2008**
>   **File No. 000-51427**

Dear Mr. Parisotto:

        We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. The page numbers referenced below correspond to those utilized in the 10-KSB filed on January 29, 2008.

Form 10-KSB for the Fiscal Year Ended October 31, 2007

Item 1 – Description and Development of Business, page 3

1.   We note your response to prior comment number two and are continuing to
        evaluate your response.

Item 6 – Management's Discussion and Analysis

Plan of Operation, page 22

2.   We note your proposed disclosure in response to our prior comment number
        three. Please further expand this disclosure to include a discussion of the nature
        and amount of anticipated expenditures as well as the timing and amount of

anticipated cash flows. Your expenditure and cash flow disclosure should correlate to your exploration plan and should address the next fiscal year as well as periods beyond. The objective should be to provide information about the quality and potential variability of earnings and cash flow, so readers can ascertain the likelihood that past performance is indicative of future performance. In responding to this comment, please provide us a sample of your planned expanded disclosure. Please refer to FRC 501 and Interpretative Release No. 33-8350: "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations." Release No. 33-8350 can be located on our website at:

http://www.sec.gov/rules/interp/33-8350.htm

Report of Independent Registered Public Accounting Firm, page 28

3.	In response to prior comment number five, we note you obtained a revised audit report in which your current auditor has made reference to the report of a previous auditor. It appears that this reference has been made as a basis, in part, for their opinion on your financial statements for the period from Inception thru October 31, 2007. However, the audit scope and identification of financial statements in your current auditor's revised report does not actually include the financial statements which cover the period from Inception thru October 31, 2007, and as such it does not appear your auditor has taken responsibility for the financial statements of this period. Please note that although the principal auditor is permitted to refer to other auditors whose reports are being relied upon, principal auditor association with the inception to date information is required as long as you are in the development stage.

Please refer your current principal auditor to paragraphs 10 and 11 of AU Section 543 for guidance on procedures to be performed when making reference to the report and audit of another auditor. Also refer your auditor to paragraph 13 of AU Section 508 and paragraphs six thru nine of AU Section 543 for a form and content guidance regarding reporting the principal auditor's reliance upon reports and audits of another auditor as a basis, in part, for their own opinion.

Please also note that Rule 2-05 of Regulation S-X requires that when the principal accountant elects to place reliance on the work of another accountant and makes reference to that effect in their report, the separate report of the other accountant shall be filed.

Please obtain and provide a revised audit report(s) to address the above comment. Please call us if you have questions.

Item 7 – Financial Statements, page 28

Consolidated Statement of Operations, page 30

4.   In your response to prior comment number six, we note you provided us with
        your calculation of the weighted average number of shares used in calculating
        basic and diluted loss per common share. However, you have not indicated to us
        how the actual loss per share was calculated. Please tell us what amount you used
        as the numerator in your calculation. If that amount is different from your
        reported net loss for the year, please tell us your basis for the difference.

Footnote 3 – Oil and Gas Property Costs, page 38

5.   We note your expanded property acquisition cost disclosure in response to prior
        comment number nine includes a component titled "additional acquisition cost
        allocated to oil & gas property costs on capital contributions to Access Energy Inc
        subsequent to the acquisition" in the amount of $261,656. Please tell us the
        nature of this amount, the form of capital contributed, whether it was part of the
        original Access Energy purchase agreement, and whether this amount relates to
        any specific purpose. Please tell us the accounting literature you relied upon to
        support capitalization of the capital contributed to your consolidated subsidiary.

6.   We also note you capitalized "costs incurred from August 3, 2007 to October 31,
        2007" in the amount of $454,301. Please tell us the nature of these costs and your
        basis for capitalization pursuant to FAS 19. To the extent these costs represent
        payments pursuant to the original purchase agreement, please tell us why they
        were not allocated to property acquisition in the original asset allocation along
        with a corresponding liability for future purchase price payments.

7.   We note your expanded property acquisition cost disclosure in response to prior
        comment number nine includes a component titled "exchange adjustments" in the
        amount of $247,923. Please tell us whether this amount is a translation gain/loss
        (as defined by paragraph 13 of FAS 52), a transaction gain/loss (as defined by
        paragraph 15 of FAS 52), or another currency/exchange amount. To the extent
        that it aids in your response, please consider telling us, in summary, how this
        amount was derived.

8.   We note your response to prior comment number nine in which you propose a
        change in your financial statement disclosure due to an inadvertent error. Please
        clarify whether you believe this change is the correction of an error in previously
        issued financial statements, as defined in paragraph 25 of FAS 154. If you
        believe the inadvertent error is a correction of an error in previously issued
        financial statements, please expand your disclosure to satisfy the requirements of

paragraph 26 of FAS 154. If you do not believe this change is the result of a correction of an error in previously issued financial statements, please tell us the basis for your conclusion.

Footnote 4 – Stockholders' Equity, page 39

9.   In regards to our prior comment number 11, please note that stock splits and other similar events impacting the number of basic and diluted shares outstanding should be reflected retroactively for all periods presented so as to provide comparability of per-share amounts, equity ratios, and other capitalization measures. Please modify your disclosure accordingly. Please also provide supplemental disclosure of the date and nature of the stock split so as to inform the reader that the stock amounts disclosed give effect to the split retroactively for all periods presented. Please refer to SAB Topic 4:C for additional guidance.

Footnote 7 – Stock Options and Warrants, page 41

10.   We have considered your response to our prior comment number 13. It appears that your warrants are an equity-linked financial instrument whose strike price is denominated in a currency (USD) other than your functional currency (CAD), as contemplated within the scope of EITF 07-5. EITF 07-5 was ratified by the FASB on June 25, 2008 and will be effective for financial statements issued for fiscal years beginning after December 15, 2008. Please continue to monitor the applicability of EITF 07-5 to your warrants and other equity-linked financial instruments.

        Please confirm that, in future filings, you will consider the need to disclose the impact of EITF 07-5 pursuant to SAB Topic 11.M.

Footnote 11 – Acquisition of Access Energy Inc. ("Access"), page 43

11.   We note your response to prior comment number 14 regarding warrants issued in conjunction with your acquisition of Access Energy ("Access Warrants"). We are not in a position to agree that paragraph 23 of FAS 141 provides a basis for not valuing the Access Warrants. Paragraph 23 provides guidance for deviating from the market price of equity securities used in determining the cost of an acquired entity, in instances where the quoted market price of those securities is not the fair value.

        Your response indicates that you used the fair value of the acquired entity to measure the value of the consideration given. Paragraph 20 of FAS 141 states "the fair values of other assets distributed as consideration, such as marketable securities or properties, and the fair values of liabilities incurred by an acquiring entity shall be used to measure the cost of an acquired entity." Please tell us why you believe your methodology complies with this guidance. Please also tell us whether you have considered the use of valuation models (i.e. Black-Scholes-Merton or lattice/binomial) as a method for determining the fair value of the Access Warrants. If so, please tell us the method or model used, the significant inputs, and other assumptions or adjustments which resulted in the fair value determination.

If you continue to believe paragraph 23 of FAS 141 is applicable, please tell us how you have determined that "the quoted market price is not the fair value of the equity securities". Please also tell us what items you considered, and the relative weight attributed to each item, in determining the amount to be recorded in accordance with paragraph 23. Your response should address all relevant aspects of the acquisition, including the results of the negotiations and independent appraisals which aided you in determining the fair value of the transaction. Please summarize your analysis that resulted in the attribution of no value to the Access Warrants in relation to the $3,234,545 in other consideration tendered in the acquisition.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact James Giugliano at (202) 551-3319, or Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief